SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

bflaming@sidley.com (312) 853 7443	FOUNDED 1866

July 29, 2014

Geoff Kruczek

Attorney Advisor

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	BIOLASE, Inc.

Preliminary Proxy Statement

Filed July 18, 2014

File No. 001-36385

Dear Mr. Kruczek:

On behalf of Biolase, Inc. (the “Company”), this letter responds to your letter dated July 28, 2014, regarding comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on the above-referenced filing. The Staff’s comments are repeated below. References to page numbers are those in the above-referenced document as filed, as indicated below.

1. We note your response to prior comment 3. If you need the additional shares you are seeking to have authorized under proposal three to complete the July 2014 private placement, please revise to state so directly. We note, in this regard, the disclosure that as of July 1, 2014, approximately 4.5 million shares remained available for issuance, while the terms of the July 2014 private placement require the issuance of 6.25 million shares.

Response:

The Company did not need additional shares in order to complete the July 2014 private placement, because certain warrants expired after July 1, 2014 and the 1,963,500 shares that had been held in treasury were issued in connection with the closing of the private placement. Set forth below is the updated disclosure that will replace the first paragraph under “Reasons for Proposal” on page 37. The 43,886,535 shares of common stock issued and outstanding as of July 22, 2014 includes the 6,250,000 shares of common stock that were issued in the July 2014 private placement.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Geoff Kruczek

Securities and Exchange Commission

July 29, 2014

We currently have 50,000,000 shares of common stock authorized for issuance. As of July 22, 2014, we had 43,886,535 shares of our common stock issued and outstanding, 4,783,488 shares of our common stock were reserved for future issuance pursuant to the 2002 Stock Incentive Plan (including shares of our common stock reserved for issuance pursuant to outstanding awards and shares of our common stock reserved for issuance pursuant to awards), 210,161 shares of our common stock were reserved for issuance pursuant to outstanding options and restricted stock units granted outside the 2002 Stock Incentive Plan and 987,974 shares of our common stock were reserved for issuance pursuant to outstanding warrants. Accordingly, as of July 22, 2014, only approximately 131,842 shares of our common stock remained authorized, unissued and available for general corporate purposes. As of July 22, 2014, no shares of our preferred stock had been issued.

Recent Developments, page 7

2. Please expand your response to prior comment 8 to clarify the nature and extent of Oracle’s involvement in the dispute you mention, including its nomination of directors and the lawsuit it filed in March 2014.

Response:

The Company will revise its response to prior comment 8 by replacing the first paragraph thereof with the following:

In early February 2014, Larry Feinberg, the managing member of Oracle Partners’ general partner, told Federico Pignatelli that he believed our Board needed more experienced directors. Messrs. Pignatelli and Feinberg agreed that Paul Clark and Jeffery Nugent – two independent directors with previous experience – would be good additions to our Board. Mr. Pignatelli asked two directors – Alexander K. Arrow and Samuel Low – to resign so he could appoint Messrs. Clark and Nugent to fill the vacancies that would be created by their resignations. Drs. Arrow and Low agreed, and our Board held a telephonic meeting on February 28, 2014. On March 3, 2014, the Monday following the meeting, the Company issued a press release announcing that Drs. Arrow and Low had resigned on February 28, 2014 and that, on the same day, Messrs. Clark and Nugent had been appointed to our Board to fill the vacancies created by the resignations.

Geoff Kruczek

Securities and Exchange Commission

July 29, 2014

Mr. Pignatelli was quoted in the press release as saying he was “thrilled” by the new appointments. Then, after a majority of our Board made clear that they wanted Mr. Pignatelli to resign as Chief Executive Officer, Mr. Pignatelli asked Drs. Arrow and Low to rescind their resignations. Each purported to rescind his resignation on March 3, 2014. Then, on March 6, 2014, Mr. Pignatelli instructed someone at the Company to file a Form 8-K stating that our Board had appointed Messrs. Clark and Nugent and that as a result of these appointments, there were eight directors on our Board.

On March 11, 2014, Oracle Partners brought an action against the Company seeking a declaration that, among other things, our Board consisted of only six members (not eight) and Drs. Arrow and Low had resigned from our Board and been replaced by Messrs. Clark and Nugent. The same day, Oracle Partners issued a press release announcing its nomination of Messrs. Clark and Nugent, Frederic H. Moll (one of our directors since June 2013) and Eric Varma as candidates for election to our Board. One week prior, on March 4, 2014, Oracle Partners had sent a letter to the Company indicating its intention to nominate these candidates.

Following discovery and an expedited trial, the Delaware Court of Chancery held that (1) our Board was comprised of five directors, (2) Dr. Arrow’s resignation was effective and Mr. Clark was validly appointed and (3) Dr. Low’s resignation was ineffective and Mr. Nugent had not been validly appointed. The Delaware Supreme Court affirmed the Chancery Court’s decision. Mr. Pignatelli resigned as Chairman of the Board and Chief Executive Officer of the Company on June 12, 2014, the same date as the Delaware Supreme Court’s ruling. As the Delaware Supreme Court observed, the effect of the Chancery Court’s judgment was that there was a majority of our Board who had signaled their desire to remove Mr. Pignatelli as Chief Executive Officer.

In addition, the Company will add the following paragraph to the “Recent Developments” section, immediately preceding the third paragraph from the end of such section as set forth in the Company’s response to prior comment 8:

On July 9, 2014, Oracle Partners stated in an SEC filing that it was withdrawing its March 4, 2014 nomination letter. The Company received a letter from Oracle Partners to such effect on July 15, 2014.

Geoff Kruczek

Securities and Exchange Commission

July 29, 2014

Election of Directors, page 8

3. Please clarify how your response to prior comment 9 in relation to Mr. Pignatelli is consistent with Exchange Act Rule 14d-4(d). Also, we note the “Company does not know if Mr. Pignatelli” would provide his consent to be named. Please tell us what steps the Company has taken to determine whether Mr. Pignatelli would provide such consent.

Response:

Mr. Pignatelli has consented to be named in the proxy statement. Therefore, the Company will add the following paragraph on page 8 in lieu of the paragraph included in our July 25, 2014 letter:

Each of the Board Nominees, the Oracle Nominee and the Other Nominee has consented to be named in this Proxy Statement and has consented to serve if elected.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (312) 853-7443 or by fax at (312) 853-7036 with any questions or comments regarding this letter.

Very truly yours,

/s/ Beth E. Flaming

Beth E. Flaming

cc:	Michael C. Carroll

Michael A. Gordon